Reply Attention of	Kari Richardson
Direct Tel.	604.891.7730
EMail Address	kfr@cwilson.com
Our File No.	27520-0001 / D/KFR/900368

September 12, 2006

VIA EDGAR AND COURIER

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

USA

Attention:	Amanda Sledge

Analyst

Dear Ms. Sledge:

Re: Upstream Biosciences, Inc. Item 4.02 Form 8-K Filed August 14, 2006 File No. 0-50331

                              Thank you for your letter of September 7, 2006 with respect to the Form 8-K filed by Upstream Biosciences, Inc. (the "Company") on August 14, 2006. We write to respond to your comment contained in that letter. We have restated your comment below for your convenience.

1.                           We have read you response to prior comment 1. Please confirm to us that you plan to address this reconsideration and the related conclusions in your Form 10-QSB/A for the fiscal quarter ended March 31, 2006 that will contain the restated financial statements.

The Company has addressed this reconsideration and the related conclusions in the Form 10-QSB/A for the fiscal quarter ended March 31, 2006 that contains the restated financial statements, which it filed on September 11, 2006. It addresses the relevant issues under Item 3.  “Controls and Procedures,” which reads as follows:

Item 3. Controls and Procedures.

As required by Rule 13a-15 under the Securities Exchange Act of 1934, as of the end of the period covered by this quarterly report, being March 31, 2006, we have carried out an evaluation of the effectiveness of the design and operation of our company’s disclosure controls and procedures. This evaluation was carried out

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under the supervision and with the participation of our company’s management, including our company’s Chief Executive Officer and our Chief Financial Officer. Based upon that evaluation, our company’s Chief Executive Officer and our Chief Financial Officer concluded that our company’s disclosure controls and procedures are effective as at the end of the period covered by this report

On July 7, 2006, and following the filing of the original Form 10-QSB on May 15, 2006, our board of directors authorized the termination of our previous independent auditor, HLB Cinnamon Jang Willoughby, Chartered Accountants and authorized the appointment of Dale Matheson Carr-Hilton Labonte, Chartered Accountants (“DMCL”), as independent auditor of our company. Our company is of the opinion that DMCL is duly qualified for auditing our financial statements on a going forward basis. In addition to the appointment of DMCL, we appointed a chartered accountant with AYL Enterprises Ltd. to provide additional accounting services to our company in late July 2006.

Other than the termination and subsequent appointment of a new independent auditor, and the addition of the accounting services of AYL Enterprises Ltd., there has been no changes in our company’s internal controls or in other factors, which could affect internal control subsequent to the date we carried out our evaluation.

Disclosure controls and procedures and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time period specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934 is accumulated and communicated to management including our Chief Executive Officer and our Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure.

Should you have any questions, please do not hesitate to contact the writer at 604.891.7730.

Yours truly,

CLARK WILSON LLP

Per: /s/ Kari Richardson

Kari Richardson

Encl.

cc:	Upstream Biosciences Inc.
Attention: Joel Bellenson

D/CZM/896612.2